                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. PRESS RELEASE DATED MAY 20, 2003. ANNOUNCEMENT REGARDING OPERATING RESULTS FOR THE 2ND QUARTER ENDED MARCH 31, 2003 OF THE FISCAL YEAR ENDING SEPTEMBER 30, 2003 (FY03).

2. PRESS RELEASE DATED MAY 20, 2003. FY 2003 SEMI-ANNUAL FINANCIAL RESULTS (NON-CONSOLIDATED). [ENGLISH TRANSLATION].

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: May 20, 2003

                                                                CONTACT IN JAPAN


(CRAYFISH CO., LTD. LOGO)

                                                              Crayfish Co., Ltd.
                                                                 Kazuhiko Muraki
                                                         Chief Executive Officer
                                                               ir@crayfish.co.jp
                                                                 +81-3-5957-0644

            CRAYFISH ANNOUNCES OPERATING RESULTS FOR THE 2ND QUARTER
                             ENDED MARCH 31, 2003 OF
                THE FISCAL YEAR ENDING SEPTEMBER 30, 2003 (FY03)

================================================================================
Tokyo/New York, May 20, 2003 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) (hereinafter "Crayfish" or the "Company"), a provider of e-mail hosting services (trademark "DESKWING") and other Internet-related services for small and medium-sized enterprises, today announced the results of its operations for the 2nd quarter ended March 31, 2003. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.
================================================================================

2Q/FY03 FINANCIAL HIGHLIGHTS



FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
----------------------------------------------------------------------------------------------
                                              (JPY)           (JPY)             (US$)
                                             2Q/FY03         2Q/FY02           2Q/FY03
==============================================================================================
REVENUE                                           436             735            3,696
INCOME FROM OPERATIONS                            140             235            1,185
NET INCOME                                        147             280            1,248
----------------------------------------------------------------------------------------------
NET INCOME PER SHARE - BASIC                14,348.20       27,322.67           121.55
                     - DILUTED              14,346.81       27,280.09           121.54
----------------------------------------------------------------------------------------------

Notes:
1.   In millions of yen and thousands of U.S. dollars except per share data.
2. U.S. dollar amounts have been translated at the rate of JPY 118.07=US$1, the spot rate of the Federal Reserve Bank in the U.S. on March 31, 2003.

2Q /FY03 IN REVIEW

HIGHLIGHTS OF THE COMPANY'S OPERATING RESULTS AND ACTIVITIES DURING 2Q/FY03 ARE AS FOLLOWS:

o    BEGIN TO DESIGN AND MARKET SOFTWARE
o    BEGIN TO MARKET INTERNET ADVERTISING SPACE
o    DECLINE IN DESKWING SUBSCRIBER CANCELLATIONS
o    INCREASE IN SUBSCRIBERS TO DESKWING NEW DISCOUNT PLAN


DESIGNING AND MARKETING SOFTWARE
Based on the results of test marketing to identify methods of increasing its earnings, the Company began to design and market software for Japanese small and medium sized enterprises as announced in its press release on February 7, 2003. The Company aimed to achieve JPY50 million from this business for FY2003. However, during 2Q/FY03, the Company achieved revenue of JPY 77 million, of which JPY 10 million was earned from test-marketing during January 2003.


MARKETING INTERNET ADVERTISING SPACE
In line with the Company's aim to increase earnings by stabilizing its DESKWING operations and beginning new businesses, in early April 2003 Crayfish began to purchase internet advertising space and to market this space together with affiliates of Hikari Tsushin, Inc., as announced in its press release on March 20, 2003. The Company aims to achieve revenues of JPY 40 million from this business for FY2003.


DECLINE IN DESKWING SUBSCRIBER CANCELLATIONS During 2Q/FY 2003, the Company acquired a total of 59 new DESKWING subscribers, down 69.9% from 196 in 2Q/FY 2002 and up 9.26% from 54 in 1Q/FY 2003. Cancellations during 2Q/FY 2003 declined to 1,230, down 74.9% from 4,908 in 2Q/FY2002 and down 44.1% from 2,202 in 1Q/FY 2003.

--------------------------------------------------------------------------------------
                           2Q/FY03    1Q/FY03      4Q/FY02      3Q FY02      2Q FY02
--------------------------------------------------------------------------------------
New                            59          54           90          160          196
--------------------------------------------------------------------------------------
Cancelled                   1,230       2,202        2,999        3,408        4,908
--------------------------------------------------------------------------------------
Quarter - End Balance       9,545      10,716       12,864       15,773       19,021
--------------------------------------------------------------------------------------


INCREASE IN SUBSCRIBERS TO DESKWING NEW DISCOUNT PLAN
Pursuant to the Company's discount plan started in November 2002, customers may be eligible to receive a 5% discount on the second year's subscription fees after one year of subscribing, a 10% discount on the third year's subscription fees after two years of subscribing, and a maximum discount of 25% after five years. Total DESKWING subscribers and subscribers to the DESKWING new discount plan were as follows:

--------------------------------------------------------------------------------
                                                        2Q/FY03         1Q/FY03
--------------------------------------------------------------------------------
(a) All DESKWING Subscribers at quarter-end              9,545           10,716
--------------------------------------------------------------------------------
(b) DESKWING Discount Plan Subscribers at
 quarter-end                                             3,399            2,318
--------------------------------------------------------------------------------
(b) / (a)                                                   36%              22%
--------------------------------------------------------------------------------

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2003


Results for 2Q/FY03 (presentation slides) will be available on the Company's website (http://www.crayfish.co.jp/eng/ir.html) from May 26, 2003. In addition, the Company will hold an earnings call in the morning (United States, EST) on the same day regarding results for 2Q/FY03 and the Company's mid-term and long-term strategy. If you would like to join the call, please e-mail to ir@crayfish.co.jp and include the words "Earnings Call" in the e-mail message subject header.


REVENUE
In 2Q/FY03, revenue was JPY436 million, down 40.7% from JPY 735 in 2Q/FY02 and down 6.2% from JPY 465 million in 1Q/FY03. The decrease in revenue is mainly attributable to a decrease in the number of DESKWING subscribers.


COSTS OF REVENUE
Cost of revenue decreased 1.2% to JPY 162 million in 2Q/FY03 from JPY 164 million in 2Q/FY02, and increased 17.4% from JPY138 million in 1Q/FY03. The increase in the cost of revenue from 1Q/FY03 to 2Q/FY03 is mainly attributable to costs related to software sales.


GROSS PROFIT
The Company recorded gross profit of JPY275 million in 2Q/FY03, a 51.9% decrease from JPY572 million in 2Q/FY02 and a 15.9% decrease from JPY 327 million in 1Q/FY03. Gross profit margin for 2Q/FY03 was 63.1%, compared to ratios of 77.8% in 2Q/FY02 and 70.3% in 1Q/FY03. The decrease in both gross profit and gross profit margin is due to a decrease in revenue.


OPERATING EXPENSES Total operating expenses decreased 59.8% to JPY135 million in 2Q/FY03 from JPY336 million in 2Q/FY02, and increased 0.7% from JPY134 million in 1Q/FY03. The decrease from 2Q/FY02 to 2Q/FY03 was mainly attributable to declines in SG&A expenses, R&D costs, and expenses related to restructuring.

Selling, general and administrative (SG&A) expense decreased to JPY126 million in 2Q/FY03, down 50.8% from JPY256 million in 2Q/FY02 and up 17.8% from JPY 107 million in 1Q/FY03. The decrease in SG&A expense from 2Q/FY02 to 2Q/FY03 was mainly due to reductions in the number of employees in connection with outsourcing operations and a decline in depreciation in connection with the sales of fixed assets as announced on November 14, 2002. The increase in SG&A expense from 1Q/FY03 to 2Q/FY03 was mainly due to the professional fees in connection with filing of annual report on Form 20-F.

INCOME FROM OPERATIONS
As a result of the aforementioned factors, the Company recorded an income from operations of JPY 140 million in 2Q/FY03. This figure compares with income of JPY 235 million in 2Q/FY02 and that of JPY192 million in 1Q/FY03. The 40.4% decline in operation income from 2Q/FY02 to 2Q/FY03 is attributable to a decrease in revenue.


NET INCOME
In 2Q/FY03, the Company posted net income of JPY147 million, the 6th consecutive quarter in which the Company has posted net income. This figure compares with net income of JPY280 million in 2Q/FY02 and JPY185 in 1Q/FY03.


BUSINESS OUTLOOK The Company will continue to aim to achieve positive results by implementing cost controls, stabilizing revenue from DESKWING, and strengthening its new businesses. For instance, the Company began to offer a new DESKWING service plan and a new DESKWING discount plan on November 1, 2002 to maintain a competitive edge in Japan's hosting industry. The new DESKWING plans provide several pricing and service options. The cumulative number of subscribers to the new discount plan was 3,399 at end March 2003, representing 35.6% of the 9,545 total DESKWING subscribers at end March 2003. In addition, the number of DESKWING subscriber cancellations at end March 2003 decreased to 3.60% from 5.92% at end October 2002. The Company also announced it would begin new businesses such as software design and sales, and Internet advertising space sales. The Company aimed to achieve JPY50 million from the software business for FY2003. However, during 2Q/FY03, the Company has achieved revenue JPY77 million of which JPY 10 million was earned from test-marketing during January 2003.

The Company has been considering new business strategies aimed at boosting profitability such as entering into new businesses that may not be related to hosting and it may consider merging with or acquiring other companies, investing in other companies, or purchasing part of a business from other companies, including affiliates of the Company's parent, in the future.


COMPANY INFORMATION
The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (trademark "DESKWING") to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.


CORPORATE HEADQUARTERS:

Crayfish Co., Ltd.
9F, Ikebukuro Park Bldg.2-49-7
Minami Ikebukuro
Toshima-ku, Tokyo 171-0022 Japan
Tel: 81-3-5954-7555

SAFE HARBOR

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish;
(viii) an unforeseen change in the technology underlying its products and services; and (ix) market acceptance of new products and services.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

(CRAYFISH CO., LTD. LOGO)     CRAYFISH CO., LTD.
                    UNAUDITED CONDENSED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  THREE MONTHS ENDED MARCH 31,        SIX MONTHS ENDED MARCH 31,
                                                               --------------------------------    -------------------------------
                                                                       2003              2002           2003               2002
                                                               --------------------     -------    -----------------     ---------
                                                                  US$         JPY         JPY        US$       JPY          JPY
                                                               --------     -------     -------    --------  -------     ---------
                                                               (NOTE 3)                            (Note 3)
Revenue                                                          3,696      436,336     735,182     7,630    900,926     1,766,543
Cost of revenue                                                  1,371      161,832     163,561     2,538    299,702       341,940
                                                                 -----      -------     -------     -----    -------     ---------
Gross profit                                                     2,325      274,504     571,621     5,092    601,224     1,424,603
                                                                 -----      -------     -------     -----    -------     ---------

Operating expenses:
  Selling, general and administrative expense                    1,068      126,089     256,365     1,975    233,163       432,644
  Research and development                                           -            -      13,758         4        500        31,564
  Loss (gain) on disposal of property and equipment, net            63        7,479        (296)      194     22,915        58,948
  Expenses related to litigation                                     9        1,037       6,945       105     12,372         9,600
  Expenses related to business restructure                           -            -      59,515         -          -        82,817
                                                                 -----      -------     -------     -----    -------     ---------
    Total operating expenses                                     1,140      134,605     336,287     2,278    268,950       615,573
                                                                 -----      -------     -------     -----    -------     ---------
Income from operations                                           1,185      139,899     235,334     2,814    332,274       809,030

Other income (expense) :
  Interest income, net                                               0            9         792         2        237         1,668
  Foreign exchange loss, net                                        (0)         (43)       (302)        0        (43)       (1,900)
  Gain on sale of investment in equity security                      -            -           -         -          -         9,975
  Gain on redemption of investment in an affiliate, net              -            -      32,646         -          -        32,646
  Other, net                                                        60        7,103      12,592         4        547         2,330
                                                                 -----      -------     -------     -----    -------     ---------
Income before provisions for income taxes                        1,245      146,968     281,062     2,820    333,015       853,749
Provisions for income taxes                                         (3)        (345)        950         5        605         1,900
                                                                 -----      -------     -------     -----    -------     ---------
Net income                                                       1,248      147,313     280,112     2,815    332,410       851,849
                                                                 =====      =======     =======     =====    =======       =======

                                                                  US$        JPY         JPY        US$      JPY            JPY
                                                                ------    ---------   ---------    ------  ---------     ---------
Bet income per share-basic                                      121.55    14,348.20   27,322.67    274.40  32,398.64     83,091.01
                    -diluted                                    121.54    14,346.81   27,280.09    274.32  32,389.16     82,961.53
Shares used in per share calculation-basic                      10,267       10,267      10,252    10,260     10,260        10,252
                                    -diluted                    10,268       10,268      10,268    10,263     10,263        10,268

(CRAYFISH CO., LTD. LOGO)       CRAYFISH CO., LTD.
                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                      MARCH 31, 2003          MARCH 31, 2002   SEPTEMBER 30, 2002
                                                                        (UNAUDITED)             (UNAUDITED)        (AUDITED)
                                                                --------------------------    --------------   ------------------
                                                                US$ (Note 3)       JPY             JPY                JPY
                                                                ------------    ----------    --------------   ------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                        142,551      16,830,966      15,815,348          16,412,076
  Time deposit in banks                                              1,694         200,000         200,000             200,000
  Restricted cash                                                        -               -          15,000                   -
  Accounts receivable, net of allowance for doubtful accounts          211          24,912          34,267              14,751
  Accounts receivable due from related parties                         627          74,083               -              21,436
  Prepaid expense and other current assets                             420          49,561          79,157              61,017
                                                                   -------      ----------      ----------          ----------
    Total current assets                                           145,503      17,179,522      16,143,772          16,709,280
                                                                   -------      ----------      ----------          ----------
Property and equipment, net of accumulated depreciation                347          40,938         245,196             159,390
Deposits                                                                 4             500          30,599               4,630
Deposits due from related parties                                       15           1,789               -              24,751
Other assets                                                             6             764             764              16,851
                                                                   -------      ----------      ----------          ----------
    Total assets                                                   145,875      17,223,513      16,420,331          16,914,902
                                                                   =======      ==========      ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                                      -               -             145                   -
  Accounts payable                                                   1,013         119,619          63,624              74,160
  Accounts payable due to related parties                              114          13,455           7,439               9,110
  Consumption tax payable                                               73           8,670           9,594              88,819
  Deferred initial contract fees                                         9           1,094           6,541               4,004
  Accrued liabilities and other current liabilities                    233          27,465         102,203              22,009
                                                                   -------      ----------      ----------          ----------
    Total current liabilities                                        1,442         170,303         189,546             198,102
                                                                   -------      ----------      ----------          ----------
Lease obligation-long term                                               -               -             129                   -
                                                                   -------      ----------      ----------          ----------
    Total liabilities                                                1,442         170,303         189,675             198,102
                                                                   -------      ----------      ----------          ----------

Common stock                                                        68,284       8,062,325       8,060,075           8,060,325
Additional paid-in capital                                          57,052       6,736,094       6,734,095           6,734,094
Retained earnings, since October 1, 2001                            19,097       2,254,791       1,436,486           1,922,381
                                                                   -------      ----------      ----------          ----------
    Total shareholders' equity                                     144,433      17,053,210      16,230,656          16,716,800
                                                                   -------      ----------      ----------          ----------
    Total liabilities and shareholders' equity                     145,875      17,223,513      16,420,331          16,914,902
                                                                   =======      ==========      ==========          ==========

(CRAYFISH CO., LTD. LOGO)       CRAYFISH CO., LTD.
                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)



                                                                          THE SIX MONTHS ENDED MARCH 31,
                                                                  ----------------------------------------------
                                                                               2002                      2002
                                                                  ----------------------------        ----------
                                                                    US$                JPY               JPY
                                                                  --------          ----------        ----------
                                                                  (Note 3)
Cash flows from operating activities:
Net income                                                          2,815              332,410           851,849
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization                                       259               30,580            49,815
  Loss on sale and disposal of property and equipment                 194               22,915            58,948
  Allowance for doubtful accounts                                      16                1,906            (4,584)
  Gain on sale of long-term investments                                 -                    -            (9,975)
  Gain on sale of investment in an affiliate, net                       -                    -           (32,646)
  Changes in operating assets and liabilities:
    Accounts receivable                                              (548)             (64,714)            1,031
    Prepaid expenses and other current assets                          97               11,456           304,178
    Other assets                                                        -                    -            25,768
    Accounts payable                                                  422               49,804          (110,270)
    Consumption tax payable                                          (679)             (80,149)                -
    Deferred initial contract fees                                    (25)              (2,910)           (3,015)
    Accrued liabilities and other current liabilities                  47                5,492            70,172
                                                                  -------           ----------        ----------
      Net cash provided by operating activities                     2,598              306,790         1,201,271
                                                                  -------           ----------        ----------
Cash flows from investing activities:
Proceeds from sale of investment in equity security                     -                    -           203,245
Proceeds from sale of property and equipment                          706               83,361             1,050
Acquisition of investment in security                                   -                    -                (1)
Acquisition of property and equipment                                 (19)              (2,316)          (31,385)
Deposits                                                              229               27,092            25,037
                                                                  -------           ----------        ----------
      Net cash provided by investing activities                       916              108,137           197,946
                                                                  -------           ----------        ----------
Cash flows from financing activities:
Principal payments on capital leases                                   (0)                 (37)              (68)
Proceeds from exercise of stock options                                34                4,000             2,000
Change in restricted cash                                               -                    -           (15,000)
                                                                  -------           ----------        ----------
      Net cash provided by (used in) financing activities              34                3,963           (13,068)
                                                                  -------           ----------        ----------
Net increase in cash and cash equivalents                           3,548              418,890         1,386,149
Cash and cash equivalents at beginning of period                  139,003           16,412,076        14,429,199
                                                                  -------           ----------        ----------
Cash and cash equivalents at end of period                        142,551           16,830,966        15,815,348
                                                                  =======           ==========        ==========


                                                                    US$                 JPY               JPY
                                                                  -------           ----------        ----------
Supplemental cash flows information:
  Cash paid for:
    Income taxes                                                       31                3,653               550
    Interest                                                            0                    7                12

                        NOTES TO THE FINANCIAL STATEMENTS


1.   BUSINESS ORGANIZATION AND RESTRUCTURING

NATURE OF OPERATIONS

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services ("Deskwing") to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see "Risk of business concentration" in Note 2).


DISCONTINUED OPERATIONS AND BUSINESS RESTRUCTURING

At the June 20, 2001 special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.
     All restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled by September 30, 2001 and, accordingly, shareholders at the regular shareholders' meeting held on December 20, 2001 approved, pursuant to the Commercial Code of Japan (the "Code"), elimination of the accumulated deficit of JPY12,071,756 thousand as of September 30, 2001, as recorded in the statutory book of accounts, transferring JPY12,071,576 thousand of additional paid-in capital ("APIC") and JPY180 thousand of legal reserve. As a result, the entire accumulated deficit as of October 1, 2001 recorded in the statutory book kept under accounting principles generally accepted ("GAAP") in Japan ("Japan GAAP") was eliminated. As a result of differences between U.S. GAAP and Japan GAAP, the accumulated deficit under U.S. GAAP as of September 30, 2001 was JPY584,637 thousand less than that based on Japan GAAP, mainly due to the accounting for stock issuance costs. Stock issuance costs are deducted from APIC under U.S. GAAP whereas they are expensed as incurred under Japan GAAP. Therefore, the transfer of APIC and legal reserve to the accumulated deficit account resulted in retained earnings of JPY584,637 thousand which will be carried forward under U. S. GAAP.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company maintains its records and prepares its financial statements in accordance with Japan GAAP. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory accounts.
     Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of income.


FINANCIAL INSTRUMENTS

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits, and money management funds invested in bonds, are recorded at cost, which approximates market value.
     The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.


DERIVATIVE FINANCIAL INSTRUMENTS

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133. In accordance with SFAS No 133, derivative instruments are measured at their fair value on the balance sheet, and changes in the value of derivative financial instruments are recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. Derivative financial instruments are, when necessary, utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company does not hold derivative financial instruments for trading purposes.
     The Company has not entered into any derivative contracts since August 2000 and at March 31, 2002 and 2003, the Company had no outstanding derivative contracts.


FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" requires disclosures of the fair value of financial instruments, including both assets and liabilities recognized and not recognized in the Company's balance sheet. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgments is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.


LONG-LIVED ASSETS

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.


RISKS AND UNCERTAINTIES

Business Concentration:

As discussed above in "Nature of Operations" in Note 1, the Company previously had three main businesses generating revenue and, currently, the Company concentrates its resources only on its Deskwing hosting service.

Cash Concentration:

At March 31, 2003, the Company maintains JPY17,031 million ($144,245 thousand) in banks including a JPY200 million ($1,694 thousand) time deposit with a maturity of greater than three months, which represented 98.9% of total assets of the Company. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to JPY10 million and its related unpaid interest, for time deposits starting from April 1 2002 and for savings and checking accounts starting from April 1, 2005, which was originally announced to be effective April 1, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.


REVENUE RECOGNITION

The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled. The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 17 months.
    The Company performs on-going credit evaluations of its customers' creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.


RESEARCH AND DEVELOPMENT COSTS

Research and development costs incurred related to internet-based services are expensed as incurred.


STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.


INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the underlying assets and liabilities as well as operating loss and tax credit carry-forwards. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.


ADVERTISING AND PROMOTIONAL COSTS

The Company expenses advertising and promotional costs as they are incurred.


COMPUTATION OF EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No.128, "Earnings Per Share". Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of the shares issuable under the Company's incentive plans.


COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company has had no amounts categorized as other comprehensive income since its inception.


USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


RECLASSIFICATIONS

Certain prior second quarter amounts in the financial statements have been reclassified to confirm with the current second quarter presentation. These reclassifications had no effect on reported earnings.


3.   U.S. DOLLAR AMOUNTS

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at March 31, 2003, which was JPY 118.07 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(CRAYFISH CO., LTD. LOGO)

                              [English Translation]

[Note: This English translation of the "FY2003 Semi-Annual Financial Results" (the original document is written in the Japanese language) is provided for the convenience of English readers. This English translation may differ from the original Japanese document.

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish;
(viii) an unforeseen change in the technology underlying its products and services; and (ix) market acceptance of new products and services.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.]


             FY2003 Semi-Annual Financial Results (Non-consolidated)

                                                                                                            May 20, 2003
Company Name: Crayfish Co., Ltd.                                  Stock Exchange Listings: Tokyo Stock Exchange (Mothers)
Code Number: 4747 (URL http://www.crayfish.co.jp)                 Location of head office: Tokyo
Representative: Kazuhiko Muraki, Representative Director and President
Contact Person: Fumio Komatsubara, Director and Chief Financial Officer        TEL: 81-3-5954-7555
Meeting of Board of Directors for Approval of FY2002 semi-annual financial results: May 20, 2002
Adoption of Interim Dividends Policy: Yes
Date of Interim Dividends to be paid: N/A
Adoption of Unit Shares Policy: No
Name of Parent Company: Hikari Tsushin, Inc. (Code Number: 9435)     Percentage of shares held by parent company:  67.3%
Application of U.S. GAAP: No

1.   Results of FY2003 semi-annual period (October 1, 2002 through March 31,
     2003)

(1) Operating Results                                         (Amounts less than one million yen are omitted.)
--------------------------------------------------------------------------------------------------------------
                                   Net Sales               Operating Income             Ordinary Income
--------------------------------------------------------------------------------------------------------------
                        (millions of yen)     %     (millions of yen)   %        (millions of yen)       %
FY 2003 1st half               898         -49.1           363         -62.6            356           -62.8
FY 2002 1st half             1,763         -50.9           973            --            952              --
--------------------------------------------------------------------------------------------------------------
FY 2002                      2,939                       1,505                       1,445
--------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                              Net Income               Net Income Per Share - Basic    Net Income Per Share - Diluted
-----------------------------------------------------------------------------------------------------------------------
                           (millions of yen)     %               (yen)                             (yen)
FY 2003 1st half                  327         -61.3             31,922.26                       31,915.51
FY 2002 1st half                  846            --             82,583.97                       82,578.20
-----------------------------------------------------------------------------------------------------------------------
FY 2002                         1,337                          130,478.79                              --
-----------------------------------------------------------------------------------------------------------------------

(Note) (1) Average number of shares issued and outstanding in each period:
           FY 2003 1st half 10,260 shares
           FY 2002 1st half 10,252 shares
           FY 2002 10,254 shares
       (2) Change in accounting policy: None
       (3) Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of changes from previous semi-annual period.

(2) Dividends

-------------------------------------------------------------------------------------------------
                               Interim Dividends Per Share        Annual Dividends Per Share
-------------------------------------------------------------------------------------------------
                                            (yen)                            (yen)
FY 2003 1st half                              0                               --
FY 2002 1st half                              0                               --
-------------------------------------------------------------------------------------------------
FY 2002                                      --                                0
-------------------------------------------------------------------------------------------------

(3) Financial position

                                                                 (Amounts less than one million yen are omitted.)
------------------------------------------------------------------------------------------------------------------
                                                                                           Shareholders' Equity
                      Total Assets    Shareholders' Equity    Shareholders' Equity Ratio         Per Share
------------------------------------------------------------------------------------------------------------------
                   (millions of yen)    (millions of yen)                 %                        (yen)
FY 2003 1st half          17,242              17,072                   99.0                     1,662,685.34
FY 2002 1st half          16,421              16,249                   99.0                     1,584,224.20
------------------------------------------------------------------------------------------------------------------
FY2002                    16,934              16,740                   98.9                     1,632,623.01
------------------------------------------------------------------------------------------------------------------

(Note 1)  Number of shares issued and outstanding at the end of each period:
          FY2003 1st half 10,268 shares
          FY2002 1st half 10,257 shares
          FY2002 10,258 shares
(Note 2)  Number of treasury stock at the end of each period:
          FY2003 1st half 0 share
          FY2002 1st half 0 share
          FY2002 0 share

(4) Cash Flows

                                                       (Amounts less than one million yen are omitted.)
--------------------------------------------------------------------------------------------------------
                                                                                       Cash and Cash
                                                                                     Equivalents at the
                   Operating Cash Flows  Investing Cash Flows  Financing Cash Flows    end of period
--------------------------------------------------------------------------------------------------------
                     (millions of yen)     (millions of yen)    (millions of yen)   (millions of yen)
FY 2003 1st half             317                 97                     4                 16,830
FY 2002 1st half           1,256                127                     2                 15,815
--------------------------------------------------------------------------------------------------------
FY 2002                    1,839                140                     2                 16,412
--------------------------------------------------------------------------------------------------------

2. Earning projections (Oct.1, 2002 through Sep. 30, 2003)
The Company does not disclose financial forecast due to the reason stated page 8 of attachment.

1. STATE OF BUSINESS GROUP

-----------------------------------------------------------------------------------------------------------------
                                                                 Voting right
                                  Capital                        ------------
Name                Address    (Million yen)   Business          Own    Owned              Relation        Memo
                                                                 (%)     (%)
-----------------------------------------------------------------------------------------------------------------
(Parent company)
                                              The mobile
                                              communication,
                                              the OA                                 One of the
 Hikari Tsushin,  Toshima-ku,                 equipment and       --     67.3        corporate auditors   (Note)
 Inc              Tokyo            50,542     internet                   (0.4)       is an employee of    1, 2
                                              business,                              Hikari Tsushin, Inc.
                                              among other
                                              things.
-----------------------------------------------------------------------------------------------------------------

(Note) 1.  (0.4) means indirect shareholdings

(Note) 2.  Hikari Tsushin also files a Security Report


2. MANAGEMENT POLICY

     (1)  Basic management policy

               The Company's basic policy is to diffuse the function and possibilities of IT with its prime service DESKWING at the core. The target customer of DESKWING is small and medium sized enterprises in Japan ("SME"), which have not realized the benefits of using IT in many cases, comparing to large corporations. By subscribing to the Company's services, it makes it possible for the customer to improve operations. The Company aims to contribute to the society by promoting IT.

     (2)  Basic policy on the appropriation of earnings

               The Company places positive return of profits to shareholders as an important objective. The Company aims to pay out earnings in the light of its results of operations and its financial condition, amongst other things, while increasing retained earnings in order to maximize shareholders' value.

     (3)  Policy on reducing the stock trading lot

               The Company understands the reducing the stock trading lot is an effective practice, actual method and time is not yet to be determined.

     (4)  Objective management index

               The Company has continued to record net income. However, revenue has been declining due to a decline in the number of DESKWING subscribers. The Company aims to stabilize revenue from DESKWING and strengthening its new businesses to boost profitability.

     (5)  Mid-long term business strategy and problems to be solved

               The Company's vision is to be a "Total information technology partner for Japan's SME." The

          Company aims to transform into the total information technology partner by offering not only DESKWING, but also other IT products.

               In order to achieve the objective described in "(4) Objective management index," the Company is expanding marketing to introduce various products and services which address the needs of SME in Japan, while maintaining cost controls. For instance, the Company began to offer a new DESKWING service plan and a new DESKWING discount plan on November 1, 2002 to maintain a competitive edge in Japan's hosting industry. The new DESKWING plan provides several pricing and service options. The cumulative number of subscribers to the new discount plan was 3,399 at end March 2003, representing 35.6% of the 9,545 total DESKWING subscribers at end March 2003. In addition, the number of DESKWING subscriber cancellations in end March and end April 2003 were 3.8% and 3.6%, respectively. The Company began officially designing and selling software in February 2003. The Company aimed to achieve JPY50 million from this business for FY2003. However, between January and March 2003, the Company achieved revenue of JPY77 million, of which JPY 10 million was earned from test-marketing during January 2003. The Company plans to effectively market products with sales support from Hikari Tsushin, Inc.'s affiliates, which have large distribution channels to small and medium sized enterprises.

     (6)  Basic concept of corporate governance and measures taken

               The Company realizes the corporate governance is an important management objective in light of transparency of management and attempts to enhance it mainly through systems of directors and corporate auditors.

               The board of directors is placed within the organization to resolve matters stipulated in Japanese law and important operational matters, and to generally oversee operations of the Company. The regular meeting of the board of directors is held once a month and additional meetings are held as necessary. Moreover, as a means of enhancing corporate governance, there are four corporate auditors and all corporate auditors are independent. Therefore, the Company believes that the sound auditing system is maintained.

              (CHART OF COMPANY'S CORPORATE GOVERNANCE STRUCTURE)


     (7)  Basic policy on the relation with affiliates (parent company, etc.)

               By utilizing the synergies with Hikari Tsushin, the Company aims to promote an efficient group management and share strategies among other companies in the group. The Company takes a lead role on IT business among the group and will continually design and develop IT products and services. Hikari Tsushin, Inc and its affiliates have large distribution channels to SMEs. By utilizing such distribution, the Company aims to effectively market products. The Company intends to enrich human resources by accepting seconded employees from affiliates who adopt work circumstances promptly.

     (8)  Other important operational matter

          Please refer to "4. Special descriptions concerning the business outline, etc."

3. BUSINESS OVERVIEW

     (1)  Overview of business result (Oct. 1, 2002 to Mar. 31, 2003)

               While the Japanese government has continued to implement various economic recovery plans, Japan's economic performance in 1st half of FY2003 has been lackluster, job markets have contracted, and stock prices and nominal gross domestic product have fallen.

               While Crayfish and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and Optical Fiber, competition in the hosting industry has remained fierce.

               The Company has aimed to increase profits by implementing cost controls, stabilizing revenue from DESKWING and strengthening its new businesses. For instance, the Company began to offer a new DESKWING service plan and a new DESKWING discount plan on November 1, 2002 to maintain a competitive edge in Japan's hosting industry. The new DESKWING plans provide several pricing and service options. The cumulative number of subscribers to the new discount plan was 3,399 at end March 2003, representing 35.6% of the 9,545 total DESKWING subscribers at end March 2003. In addition, the number of DESKWING subscriber cancellations in end March and April 2003 were 3.8% and 3.6%, respectively. The Company intends to stabilize revenue from DESKWING by enhancing customer satisfactions and moderating DESKWING cancellations continually.

               The Company officially began designing and selling software in February 2003. The Company aimed to achieve JPY50 million from this business for FY2003. However, during 2Q/FY03, the Company has achieved revenue JPY77 million of which JPY 10 million was earned from test-marketing during January 2003. The Company attempts to market software effectively by receiving sales support from Hikari Tsushin, Inc.'s affiliates, which have large distribution channels to small and medium sized enterprises.

               Although DESKWING cancellations moderated in the 1st half of FY2003 ("current period"), revenue in the current period declined to JPY898 million yen, down 49.1% from JPY1,764 million in 1st half of FY2002 ("past period") due to a decline in the number of subscribers. Cost of sales was JPY300 million in current period, down 11.3% from JPY338 in past period. However, cost to sales ratio in current period was 33.4%, comparing 19.2% in past period. The ratio was increased due to including outsourcing fees into cost of sales in connection with outsourcing DESKWING operations. Due to the aforementioned factors, gross profit was JPY598 million, down 58.0% from JPY1,426 million.

               Sales, general and administrative ("SG&A") expenses was JPY235 million in current period, down 48.1% from JPY452 million in past period. The decrease in SG&A reflected reduction in personnel expenses in connection with outsourcing, in research and development expense, and in depreciation in connection with sale of assets. Revenue from software sales and reduction in SG&A expenses were not large enough to stop and offset a decline in revenue and operating income in current period was JPY364 million, down 62.6% from JPY974 million in past period.

               Ordinary income was JPY355 in current period, down 62.7% from JPY953 million in past period. In addition, net income in current period was JPY328 million in current period in which the Company again posted positive results.

     (2)  Financial condition of FY2003 1st half (Oct. 1, 2002 through Mar. 31,
          2003)

               Net cash provided by operating activity was JPY318 million due to posting net income. Net cash provided by investing activities was JPY97 million due to proceeds from the sales of property and equipment. Net cash provided by financing activities was JPY4 million due to the exercise of stock options. As a results, net increase in cash and cash equivalents at the end of current period was JPY16,831 million, increasing by JPY418 million from the beginning of the current period.

          [Trends of financial index]

          --------------------------------------------------------------------------------
                                               FY2002 1st half  FY2003 1st half   FY2002
          --------------------------------------------------------------------------------
          Equity ratio                               99.0%            99.0%        98.9%
          --------------------------------------------------------------------------------
          Equity ratio based on market value         35.0%            35.8%        48.5%
          --------------------------------------------------------------------------------
          Number of years for debt redemption           -                -            -
          --------------------------------------------------------------------------------
          Interest coverage ratio                       -                -            -
          --------------------------------------------------------------------------------

          Equity ratio: Shareholder's equity / Total assets

          Equity ratio based on market value: Total value of shares based on market value / Total assets

          Number of years for debt redemption: Interest-bearing debt / Net cash flows provided by operating activities

          Interest coverage ratio: Net cash flows provided by operating activities / Interest payment

          1.   Each index is based on non-consolidated financial data.

          2. The total value of shares based on market value is calculated by price of share at end of period multiplying number of share at end of period.

          3. Number of years for debt redemption and Interest coverage ration are not stated because the Company does not have any Interest-bearing debt and Interest payment.

      (3) Business outlook for FY2003 (Oct. 1, 2002 through Sep. 30, 2003)

               As stated above, the cancellation of DESKWING subscribers was moderate in February and March 2003, and the Company achieved the goal of revenue from sales of software. Internet space advertising was started in early April 2003 as a new business. The Company aims to boost its profitability by maintaining cost control, stabilizing revenue from the DESKWING business, and strengthening its new businesses, thereby maintaining positive net income.

          The Company will not disclose earning projections for FY 2003 (Oct. 1. 2002 through Sep. 30, 2003) due to the following reason. In addition to its listing on the Tokyo Stock Exchange Mothers in Japan, the Company is listed on the NASDAQ in the United States and is subject to U.S. federal securities law, which does not require the disclosure of earnings projections. On September 8, 2000, the first of eleven related lawsuits was filed against us in the United States District Court for the Southern District of New York. The lawsuits include allegations that, in our March 8, 2000 public offering of American Depositary Shares, we failed to disclose material facts about the decline in business of our principal shareholder and former business partner, Hikari Tsushin. Under the circumstances, out of concern for any possible adverse affect the release of earnings projections might have on the ongoing class action lawsuit due to the inherent difficulty of accurately forecasting future earnings, we have determined not to make earnings projections until the U.S. class action lawsuit is concluded. So as not to negatively affect the conclusion of the litigation, which if concluded in a manner adverse to us could have a material adverse effect on our business and financial condition, the Company prefers not to make earning projections until the conclusion of the litigation. The Company expects to be able to disclose earning projections after the ongoing class action lawsuit is settled.

4. SPECIAL DESCRIPTION CONCERNING THE BUSINESS OUTLINE, ETC.

          [In the Japanese original, this section reported risk factors that have previously been reported by the Company in its most recent 20-F filing. The Risk Factors section of that most recent 20-F filing are herein incorporated by reference.]

2.   Semi-Annual Financial Statements

     (1) Semi-Annual Balance Sheets

                                                                                                          (Thousands of yen)

                                   Periods      As of March 31, 2002       As of March 31, 2003     As of September 30, 2002
                                                --------------------       --------------------     ------------------------
Accounts                                          Amounts     Ratio         Amounts       Ratio      Amounts          Ratio
------------------------------------------      ----------    -----        ----------    ------     ----------        -----
                                                                  %                           %                           %
      (Assets)
I     Current assets
   1. Cash on hand and in Banks      N2         15,829,564                 16,830,174               16,411,288
   2. Accounts receivable-trade                     36,543                    109,047                   22,898
   3. Securities                                   200,784                    200,791                  200,787
   4. Inventories                                       41                         29                       43
   5. Accounts receivable-others                    16,744                     40,606                   62,081
   6. Short-term loans                                 563                          -                        -
   7. Prepaid expense                               27,171                      5,761                   12,956
   8. Other currents assets          N3             22,790                      3,711                    9,252
   9. Allowance for
       doubtful accounts                            (2,276)                   (10,600)                 (10,028)
                                                ----------                 ----------               ----------
      Total current assets                      16,131,927     98.2        17,179,522      99.6     16,709,279         98.7

II    Fixed assets
   1. Fixed assets                   N1
      (1) Leasehold improvements                     6,120                      3,781                    5,670
      (2) Equipment                                231,515                     44,978                  171,149
                                                ----------                 ----------               ----------
      Total property and equipment                 237,635      1.5            48,760       0.3        176,819          1.0
   2. Intangible fixed assets                       21,350      0.1            11,810       0.1         18,894          0.1

   3. Investments and others
      (1) Investment securities                          1                          1                        1
      (2) Guaranty deposits and
           other                                   284,598                    262,939                  290,225
      (3) Allowance for doubtful                  (254,000)                  (260,650)                (260,844)
           accounts                             ----------                 ----------               ----------
          Total investments and
           others                                   30,600      0.2             2,290       0.0         29,382          0.2
                                                ----------                 ----------               ----------
          Total fixed assets                       289,585      1.8            62,861       0.4        225,096          1.3
                                                ----------                 ----------               ----------
          Total assets                          16,421,513    100.0        17,242,383     100.0     16,934,376        100.0
                                                ==========                 ==========               ==========

                                                                                                          (Thousands of yen)



                                   Periods      As of March 31, 2002       As of March 31, 2003       As of September 30, 2002
                                                --------------------       --------------------       ------------------------
Accounts                                          Amounts     Ratio          Amounts     Ratio         Amounts           Ratio
------------------------------------------      ----------    -----        ----------    ------       ----------         -----
                                                                  %                           %                              %
          (Liabilities)
I     Current liabilities
   1. Accounts payable-trade         N2             10,897                    104,726                     48,925
   2. Accounts payable-other                        60,165                     28,347                     34,345
   3. Income taxes payable                           1,900                        591                      3,653
   4. Allowance for accrued bonus                    9,275                      4,044                      7,014

   5. Others                         N3             89,887                     32,220                     99,522
                                                ----------                 ----------                 ----------
      Total current liabilities                    172,125      1.0           169,930       1.0          193,460           1.1
                                                ----------                 ----------                 ----------
      Total liabilities                            172,125      1.0           169,930       1.0          193,460           1.1
                                                ==========                 ==========                 ==========

       (Shareholders' Equity)
I     Common stock                               8,060,075     49.1                 -         -        8,060,325          47.6

II    Additional paid-in capital     N4          7,342,661     44.7                 -         -        7,342,661          43.4

III   Other surplus
      Retained earning                             846,650                          -                  1,337,929
                                                ----------                 ----------                 ----------
      Total other surplus                          846,650      5.2                 -         -        1,337,929           7.9
                                                ----------                 ----------
      Total Shareholders' equity                16,249,387     99.0                 -         -       16,740,916          98.9
                                                ----------                 ----------                 ----------

I     Common stock                                                          8,062,325      46.7

II    Capital surplus
      Additional paid-in capital                                            7,344,661
                                                                           ----------
      Total Capital surplus                                                 7,344,661      42.6

III   Earning surplus

      Retained earning                                                      1,665,466
                                                                           ----------
      Total earning surplus                                                 1,665,466       9.7
                                                                           ----------
      Total shareholders' equity                                           17,072,453      99.0
                                                ----------                 ----------                 ----------
      Total liabilities and
       shareholders' equity                     16,421,513    100.0        17,242,383     100.0       16,934,376      100.0
                                                ==========                 ==========                 ==========

(2)  Semi-Annual Statements of Operations

                                                                                                        (Thousands of yen)



                                Periods         FY2002 1st half              FY2003 1st half                 FY2002
                                               (From Oct 1, 2001)           (From Oct 1, 2002)         (From Oct 1, 2001)
                                               ( To Mar 31, 2002)           ( To Mar 31, 2003)         ( To Sep 31, 2002)
                                             ---------------------        ----------------------       -------------------
Accounts                                      Amounts        Ratio         Amounts         Ratio        Amounts      Ratio
---------------------------------------      ---------       -----        ---------        -----       ---------     -----
                                                                 %                             %                         %
I    Net Sales                               1,763,527       100.0          898,016        100.0       2,939,808     100.0
II   Cost of Sales                 N1          337,796        19.2          299,702         33.4         630,264      21.4
                                             ---------                    ---------                    ---------
       Gross profit                          1,425,730        80.8          598,314         66.6       2,309,544      78.6
III  Selling, general and
      administrative expense       N1          452,200        25.6          234,597         26.1         803,594      27.4
                                             ---------                    ---------                    ---------
       Operating income                        973,530        55.2          363,716         40.5       1,505,949      51.2
IV   Non-operating income          N2            2,144         0.1            7,754          0.9           3,088       0.1
V    Non-operating expense         N3           22,727         1.3           16,687          1.9          63,192       2.1
                                             ---------                    ---------                    ---------
        Ordinary income                        952,947        54.0          354,783         39.5       1,445,845      49.2
VI   Special gains                 N4           85,120         4.8           24,334          2.7          85,607       2.9
VII  Special losses                N5          189,517        10.7           50,976          5.7         189,724       6.5
                                             ---------                    ---------                    ---------
       Income before income
        taxes                                  848,550        48.1          328,141         36.5       1,341,729      45.6
       Corporate, inhabitants
        and enterprise taxes.                    1,900         0.1              605          0.0           3,800       0.1
       Net income                              846,650        48.0          327,536         36.5       1,337,929      45.5
       Retained earnings at
        beginning of the period                      -                    1,337,929                            -
                                             ---------                    ---------                    ---------
       Retained earnings                       846,650                    1,665,466                    1,337,929
                                             =========                    =========                    =========

(3)  Semi-Annual Statements of cash flows


                                                                                                           (Thousands of yen)

                                                           FY2002 1st half           FY2003 1st half            FY2002
                                                         (From Oct 1, 2001)        (From Oct 1, 2002)      (From Oct 1, 2001)
                                                         ( To Mar 31, 2002)        ( To Mar 31, 2003)      ( To Sep 31, 2002)
                                                         ------------------        ------------------      ------------------
Accounts                                                       Amounts                   Amounts                 Amounts
--------                                                     ----------                ----------              ----------
I   Cash flows from operating activities
      1.  Income before income taxes                            848,550                   328,141               1,341,729
      2.  Depreciation and amortization                          60,404                    18,078                 120,025
      3.  Amortization for security deposit                         158                       997                     476
      4.  Increase (decrease) in allowance
           for doubtful accounts                                 (4,584)                      378                  10,012
      5.  Increase (decrease) in allowance
           for bonus                                              9,275                    (2,970)                  7,014
      6.  Interests and dividends                                (1,680)                     (243)                 (2,688)
      7.  Gain on sales of investment
           securities                                            (9,975)                        -                  (9,975)
      8.  Gain on retirement of investment
           securities                                           (74,676)                        -                 (74,676)
      9.  Gain on sales of property and
           equipment                                               (469)                  (12,396)                   (956)
     10.  Loss on sales of property and
           equipment                                                  -                         -                   2,366
     11.  Loss on disposals of property and
           equipment                                             76,251                    42,253                 112,358
     12.  Loss on retirement of investment
           securities                                            42,656                         -                  42,656
     13.  Decrease (increase) in accounts
           receivable-trade                                       1,031                   (86,149)                 14,676
     14.  Decrease in other assets                              368,645                    52,136                 313,435
     15.  Decrease in accounts payable                          (5,480)                    55,800                  32,547
     16.  Decrease in other liabilities                         (54,742)                  (75,215)                (71,005)
                                                             ----------                ----------              ----------
           Subtotal                                           1,255,366                   320,811               1,837,997
     17.  Interests and dividends received                        1,362                       262                   2,446
     18.  Income taxes paid                                        (550)                   (3,270)                   (530)
                                                             ----------                ----------              ----------
          Net cash provided by operating
           activities                                        1,256,178                   317,802               1,839,912

II  Cash flows from investing activities
      1.  Refunding of time deposit                             200,000                   200,000                 215,000
      2.  Deposit in time deposit                              (215,000)                 (200,000)               (215,000)
      3.  Purchase of securities                                    (1)                         -                     (1)
      4.  Proceeds from sales of securities                     203,245                         -                 203,245
      5.  Purchase of property and equipment                    (31,384)                     (400)                (36,681)
      6.  Proceeds from sales of property and
           equipment                                                470                    93,135                   2,609
      7.  Payment for other investments                         (29,357)                    4,351                 (28,457)
          Net cash provided by investing                     ----------                ----------              ----------
           activities                                           127,971                    97,087                 140,714

III Cash flows from financing activities
      1.  Proceeds from issuance of new shares                    2,000                     4,000                   2,250
                                                             ----------                ----------              ----------
          Net cash provided by financing
           activities                                             2,000                     4,000                   2,250
                                                             ----------                ----------              ----------
    Net increase in cash and cash equivalents                 1,386,149                   418,889               1,982,877
    Cash and cash equivalents at the beginning
     of the period                                           14,429,198                16,412,076              14,429,198
                                                             ----------                ----------              ----------
    Cash and cash equivalents at the end of
     the period                                              15,815,348                16,830,966              16,412,076
                                                             ==========                ==========              ==========

Significant accounting policies

-----------------------------------------------------------------------------------------------------------------------------------
          Periods                   FY2002 1st half                          FY2003 1st half                      FY2002
                                (  From  Oct 1, 2001   )                 (  From  Oct 1, 2002   )        (   From  Oct 1, 2001    )
Items                           (  To    Mar 31, 2002  )                 (  To    Mar 31, 2003  )        (   To    Mar 31, 2002   )
-----------------------------------------------------------------------------------------------------------------------------------
1. Basis and methods of      (1) Other securities                      (1) Other securities            (1) Other securities
   valuation of assets          No market quotation                       No market quotation             No market quotation
                                 Cost method based on average              Same as left                    Same as left
                                 method
                             (2) Inventory                             (2) Inventory                   (2) Inventory
                                Work in process                           Work in process                 Work in process
                                 Cost method based on specific             Same as left                    Cost method based on
                                 identification method                                                     specific identification
                                Supplies                                                                   method
                                 Last purchase method                                                     Supplies
                                                                                                           Last purchase method
-----------------------------------------------------------------------------------------------------------------------------------
2. Depreciation and          (1) Property and equipment:               (1) Property and equipment:      (1) Property and equipment:
   amortization of fixed        Declining balance method                   Same as left                    Same as left
   assets                        The estimated useful life
                                 and residual value are based
                                 upon the same criteria
                                 stipulated in the corporate
                                 income tax law.

                             (2) Intangible fixed assets:              (2) Intangible fixed assets:    (2) Intangible fixed assets:
                                 Software used for the Company's           Same as left                    Same as left
                                 operation is amortized by the
                                 straight-line method over the
                                 estimated useful life of 5
                                 years.
-----------------------------------------------------------------------------------------------------------------------------------
3. Basis for calculation of  (1) Allowance for doubtful                (1) Allowance for doubtful      (1) Allowance for doubtful
   allowances                    accounts:                                 accounts:                       accounts:
                                 Allowance for doubtful                    Same as left                    Same as left
                                 accounts is provided based
                                 on past experience for normal
                                 receivables and on an estimate
                                 of the collectibility of
                                 receivables and on an
                                 estimate of the collectibility
                                 of receivables from companies
                                 in financial difficulty

                             (2) Allowance for bonus                   (2) Allowance for bonus         (2) Allowance for bonus
                                 Accrued bonus is provided for the         Accrued bonus is provided       Accrued bonus is provided
                                 for the payment of employees'             for the payment of              for the payment of
                                 bonus based on estimated amounts          employees' bonus based          employees' bonus based on
                                 of future payments attributed to          on estimated amounts of         estimated amounts of
                                 the current period.                       future payments attributed      future payments
                               (Additional information)                    to the current period.          attributed to the current
                                 Due to the amendment of the                                               period.
                                 regulation of employee
                                 compensations, it was unable
                                 to determine the amount of
                                 unpaid bonus at the end of this
                                 period. As a result, amounts of
                                 unpaid bonus for the current
                                 period is recorded.

-----------------------------------------------------------------------------------------------------------------------------------
4. Lease                         Noncancelable lease transactions
                                 are primarily accounted                   Same as left                    Same as left
                                 for as operating leases except
                                 that lease agreements which
                                 stipulate the transfer of
                                 ownership of the leased assets
                                 to the lessee are accounted for as
                                 finance leases.
-----------------------------------------------------------------------------------------------------------------------------------
5. Assets in quarterly           Assets (cash and cash equivalent)
   statements of cash            in the statement of cash flows            Same as left                    Same as left
   flow                          are based on cash on hand,
                                 bank deposit withdrawn at any
                                 time, and short-term investment
                                 which low risk, and with maturity
                                 within three months after
                                 acquisition of the securities.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
            Periods            FY2002 1st half                        FY2003 1st half                           FY2002
Items                     (  From  Oct 1, 2001   )               (   From  Oct 1, 2002   )            (  From   Oct 1, 2001   )
                          (  To    Mar 31, 2002  )               (   To    Mar 31, 2003  )            (  To     Mar 31, 2002  )
------------------------------------------------------------------------------------------------------------------------------------
6. Others            Accounting for consumption taxes      (1) Accounting for consumption taxes     Accounting for consumption taxes
                      Consumption taxes are excluded           Same as left                           Same as left
                      from transaction amounts.            (2) Accounting for Treasury Stock
                                                               and reversal of Additional
                                                               Paid-in Capital and Legal
                                                               Reserve, etc. Since the current
                                                               interim period, the Company has
                                                               adopted "Accounting Standard for
                                                               Treasury Stock and Reversal
                                                               of Additional Paid-in Capital
                                                               and Legal Reserve, etc"
                                                               (Statement of Accounting
                                                               Board of Japan No.1 issued on
                                                               Feb. 21, 2002). There is no
                                                               effect on gain and loss due
                                                               to this adoption. The capital
                                                               section of semi-annual
                                                               balance sheets, based on the
                                                               revision of the interim
                                                               balance sheet rules.

                                                           (3) Accounting Standard for Net Income
                                                               per Share.
                                                                 Since the current interim period,
                                                               the Company has adopted "Accounting
                                                               Standard for Net Income per Share"
                                                               (Statement of Accounting Standard
                                                               Board of Japan No.2, issued on
                                                               Sept.25, 2002) and "The Guidance for
                                                               Implementation of the Accounting
                                                               Standard for Net Income per Share"
                                                               (The guidance for implementation
                                                               of statement of Accounting
                                                               Standard Board of Japan No.4,
                                                               issued on Sept. 25, 2002).
                                                               There is no effect on per share
                                                               information of FY2002 1st half and
                                                               FY2002 by the adoption of both rules.
------------------------------------------------------------------------------------------------------------------------------------

Notes to financial statements

(For balance sheets)

                                                                                                              (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
               FY2002 1st half                               FY2003 1st half                               FY2002
             As of March 31, 2002                         As of March 31, 2003                   As of September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
N1  Cumulative depreciation of property and    N1  Cumulative depreciation of property   N1  Cumulative depreciation of property
    equipment                                      and equipment                             and equipment
                    JPY180,012                                            JPY94,962                               JPY227,058
------------------------------------------------------------------------------------------------------------------------------------
N2  Mortgaged assets
A. Mortgaged assets                                                ----                                      ----
   Cash and deposits     JPY 15,000
B. Details of the debt
    JPY 15,000 has been mortgaged to secure
    foreign currency contracts, but as of
    March 31, 2003, the balance of foreign
    currency contracts was zero.
------------------------------------------------------------------------------------------------------------------------------------
N3  Treatment of Consumption Tax               N3  Treatment of Consumption Tax
    After having been setoff, pre-paid               Same as left                                            ----
    consumption tax and pre-received
    consumption tax are indicated in
    "Other Current Liabilities"
------------------------------------------------------------------------------------------------------------------------------------
N4  The entire elimination of accumulated                                                N4  The entire elimination of accumulated
    deficit using paid-in capital and legal                       ----                       deficit using paid-in capital and legal
    reserve                                                                                  reserve
    The entire deficit recorded in                                                           The entire deficit recorded in
    the statutory book was eliminated against                                                the statutory book was eliminated
    additional paid-in capital and legal                                                     against additional paid-in capital
    reserve, pursuant to the resolution                                                      and legal reserve, pursuant to the
    of the ordinary general meeting of                                                       resolution of the ordinary general
    shareholders held on December 20, 2001                                                   meeting of shareholders held on
                                                                                             December 20, 2001
    Additional paid-in capital 12,071,575
    Legal reserve                      180                                                   Additional paid-in capital 12,071,575
                                                                                             Legal reserve                      180
------------------------------------------------------------------------------------------------------------------------------------

(For statements of operation)



                                                                                                               (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
            (   FY2002 1st half     )                 (    FY2003 1st half    )                     (         FY 2002         )
            (   From Oct. 1, 2001   )                 (   From Oct. 1, 2002   )                     (   From Oct. 1, 2001     )
            (   To   Mar 31, 2002   )                 (   To   Mar 31, 2003   )                     (   To   Sept. 30, 2002   )
------------------------------------------------------------------------------------------------------------------------------------
N1 Depreciation                                 N1 Depreciation                              N1 Depreciation
  Property and equipment              47,015      Property and equipment            15,622     Property and equipment      115,113
  Intangible assets                    2,455      Intangible assets                  2,455     Intangible assets             4,911
------------------------------------------------------------------------------------------------------------------------------------
N2 Major components of                          N2 Major components of                       N2 Major components of
 non-operating profit                            non-operating profit                         non-operating profit
  Interest earned                      1,589      Earning from consulting            6,613     Interest earned               2,592
------------------------------------------------------------------------------------------------------------------------------------
N3 Major components of                          N3 Major components of                       N3 Major components of
 non-operating expense                           non-operating expense                        non-operating expense
  Litigation expense                   9,599      Litigation expense                12,371     Litigation expense           23,844
  Depreciation expense                10,933      Depreciation expense               3,890     Depreciation expense         27,109
------------------------------------------------------------------------------------------------------------------------------------
N4 Major components of special                  N4 Major components of special               N4 Major components of
 income                                          income                                       special income
  Proceed from sales of                           Proceed from sales of                        Proceed from sales of
   investment securities               9,975       fixed assets                     12,396      investment securities        9,975
  Proceed from retirement of                      Recovery of bad debts             10,434     Proceed from retirement
   securities                         74,676                                                    of securities               74,676
------------------------------------------------------------------------------------------------------------------------------------
N5 Major components of special loss             N5 Major components of special loss          N5 Major components of
  Termination fee                     69,423      Loss on disposal of fixed asset   42,253    special loss
  Loss on disposal of building        42,585      Relocation expense                 6,154     Loss on disposal of
  Loss on disposal of equipment       31,298                                                    fixed assets               112,358
  Loss on disposal of securities      42,656                                                   Retirement of securities     42,656
                                                                                               Termination fee              28,632
------------------------------------------------------------------------------------------------------------------------------------

(For statements of cash flows)

                                                                                                                (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
    (     FY2002 1st half      )                    (   FY2003 1st half     )                     (       FY 2002          )
    (    From Oct. 1, 2001     )                    (  From Oct. 1, 2002    )                     (   From Oct. 1, 2001    )
    (    To   March 31, 2002   )                    (  To   March 31, 2003  )                     (   To   Sept. 30, 2002  )
------------------------------------------------------------------------------------------------------------------------------------
The following is the relation between         The following is the relation between       The following is the relation between cash
cash equivalents at the end of the 1st        cash and cash equivalents at the end of     and cash equivalents at the end of the
half-year and the items listed in balance     the 1st half-year and the items listed      year and the items listed in balance
sheets:                                       in balance sheets:                          sheets:

  Cash on hand and in                           Cash on hand and in                         Cash on hand and in
   bank                  15,829,564              bank                  16,830,174            bank                      16,411,288
  Time deposits with                            Time deposits with                          Time deposits with
   maturity more than      (215,000)             maturity more than      (200,000)           maturity more than          (200,000)
   3 months                                      3 months                                    3 months
  Securities                200,784             Securities                200,791           Securities                    200,787
  ---------------------------------             ---------------------------------           -------------------------------------
  Cash and cash                                 Cash and cash                               Cash and cash
   equivalents           15,815,348              equivalents           16,830,966            equivalents               16,412,076
  =================================             =================================           =====================================
------------------------------------------------------------------------------------------------------------------------------------

(For lease transactions)

--------------------------------------------------------------------------------------------------
        (   FY2002 1st half     )          (   FY2003 1st half   )     (      FY 2002        )
        (  From Oct. 1, 2001    )          ( From Oct. 1, 2002   )     ( From Oct. 1, 2001   )
        (  To   March 31, 2002  )          ( To   March 31, 2003 )     ( To   Sept. 30, 2002 )
--------------------------------------------------------------------------------------------------
There are no significant transactions
to be disclosed                            Same as left                Same as left
--------------------------------------------------------------------------------------------------

(For securities)

Carrying value of major securities whose fair value is not available



                                                                                                          (In thousand yen)

---------------------------------------------------------------------------------------------------------------------------
                                             FY 2002 1st half         FY 2003 1st half               FY 2002
                                           Amount accounted in       Amount accounted in        Amount accounted in
                                               Balance sheet           Balance sheet               Balance sheet
Categories                                (As of March 31, 2002)  (As of March 31, 2003)    (As of September 30, 2002)
---------------------------------------------------------------------------------------------------------------------------
Other securities
  Unlisted securities (Not include                       1                      1                          1
  Securities traded in OTC)
  Free Financial Fund                              200,784                200,791                    200,787
---------------------------------------------------------------------------------------------------------------------------

(For derivative transactions)

  End of FY2003 1st half (As of March 31, 2003)

     Derivative transaction, contract, and others, and situation of value and profit or loss from valuation

       Not applicable

(Income per share information)

                                                                                                              (Yen)
-----------------------------------------------------------------------------------------------------------------------------
                                    FY2002 1st half          FY2003 1st half                           FY 2002
                                 ( From Oct. 1, 2001 )    ( From Oct. 1, 2002 )                ( From Oct. 1, 2001 )
                                 ( To March 31, 2002 )    ( To March 31, 2003 )                ( To Sept. 30, 2002 )
-----------------------------------------------------------------------------------------------------------------------------
Net assets per share                 1,584,224.20                1,662,685.34                        1,632,623.01

Net income per share - basic            82,583.97                   31,922.26                          130,478.79

Net income per share - diluted          82,578.20                   31,915.51                                ----

                                                          Accounting Standard for
                                                          Net Income per Share.
                                                          Since the current interim
                                                          period, the Company has
                                                          adopted "Accounting Standard
                                                          for Net Income per Share"
                                                          (Statement of Accounting
                                                          Standard Board of Japan No.2,
                                                          issued on Sept.25, 2002) and
                                                          "The Guidance for Implementation
                                                          of the Accounting Standard for
                                                          Net Income per Share" (The
                                                          guidance for implementation
                                                          of statement of Accounting
                                                          Standard Board of Japan No.4,
                                                          issued on Sept. 25, 2002).
                                                          There is no effect on per share
                                                          information of FY2002 1st
                                                          half and FY2002 by the
                                                          adoption of both rules.
-----------------------------------------------------------------------------------------------------------------------------

Note 1. Net income per share - base is calculated based on average number of shares outstanding during fiscal year period

Note 2. Net income per share - diluted is not stated in prior fiscal year because there is no premium on issuing stock subscription rights.

(Significant subsequent events)

---------------------------------------------------------------------------------------------
        FY2002 1st half                 FY2003 1st half                    FY 2002
     ( From Oct. 1, 2001 )           ( From Oct. 1, 2002 )          ( From Oct. 1, 2001 )
     (  To Mar 31, 2002  )           (  To Mar 31, 2003  )          ( To Sept. 30, 2002 )
---------------------------------------------------------------------------------------------
Not applicable                  Same as left                    Same as left
---------------------------------------------------------------------------------------------